Fusion Telecommunications International, Inc.
420 Lexington Avenue Suite 1718
New York, NY 10170

mgelberg@fusionconnect.com
June 18, 2014

‘CORRESP’

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention:	H. Roger SchwaL Larry Spirgel, Assistant Director
Justin Kinser, Attorney-Adviser
Ajay Koduri, Staff Attorney

Ladies and Gentlemen:

Fusion Telecommunications International, Inc. (the “Company”) is in receipt of the staff’s comment letter dated May 20, 2014 relating to the Company’s registration statement on Form S-1 (the (“Registration Statement”) filed on May 2, 2014 (SEC File No. 333-195659).

Please note that:

(a)           we have contemporaneously filed amendment no 1. to the Registration Statement (“Amendment No. 1”) which modifies the Registration Statement as described below;

(b)           except as otherwise noted, all share data below, including the share data within the body of the staff’s comments, and in Amendment No. 1 gives effect to the 1:50 reverse stock split (the “Reverse Split”) that occurred on May 13, 2014; and

(c)           effective June 9, 2014, the Company’s common stock was listed on the Nasdaq Capital Market and, as a result, the Company now meets the requirements to use, and has filed Amendment No. 1 on, Form S-3.

Following are the Company’s responses to the staff’s comments.

General

1.
Please revise your prospectus to update for recent developments including the reverse stock split effective on May 13, 2014. We also note your legal opinion should be revised to reflect the reverse stock split.

RESPONSE: Amendment No. 1 updates the prospectus for recent developments, including giving effect to the Reverse Split.  Amendment No. 1 also includes a revised legal opinion that gives effect to the Reverse Split.

2.
On a pre-split basis, we note you are registering for resale 420,679,212 shares of common stock (8,414,904 post-split shares) and have about 188 million shares of common stock (4,740,583 post-split shares) held by non-affiliates without giving effect to certain warrants, options, and conversions. Given the significant amount of shares being registered for resale as compared to your non-affiliate float, please advise why this transaction should be registered as a secondary offering instead of a primary offering. In this regard, please

●	Refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09 available on our website at: http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm, and

●	Analyze and explain, in light of the factors discussed in CD&I 612.09, why you are registering a bona fide secondary offering.

RESPONSE:  The Company has reviewed CD&I 612.09 and other related guidance and believes that the shares being registered constitute a bona fide secondary offering and not a primary shelf offering for the benefit of the issuer for the following reasons:

(a)           Substantially all (more than 97%) of the shares being registered are for the benefit of persons other than officers and/or directors of the Company. The securities acquired by officers and/or directors in the offerings conducted by the Company are not being registered for resale in the Registration Statement.

(b)           Each person who acquired securities being registered for resale has been at market risk for the securities acquired since the date of the applicable closing. None of the selling security holders has or will avoid market risk.

(c)           The Company will not receive any proceeds from the sale of any of the securities registered for resale by the selling security holders (although the Company may receive proceeds in the event of the exercise of warrants).

(d)           The shares being registered for resale were sold in separate and distinct offerings that took place over a period of approximately 19 months. 41,920,001 shares of common stock (838,420 post-split shares) and 49,698,302 shares issuable upon exercise of warrants (994,068 post-split shares); a total of approximately 22% of the shares being registered for resale, were acquired more than one year ago and have been owned by the holders thereof since they were acquired.

(e)           The transactions in which the shares being registered were sold are dominated by “buy and hold” investors rather than “traders.” The large majority of these shares were acquired by individuals and not institutions, and the purchasers continue to hold the shares they acquired.

(f)           While we note the staff’s reference to Diker GP, LLC (“Diker”) “holding” approximately 14% of the Company’s voting stock, we do not believe that Diker is an “affiliate” of the Company for purposes of U.S. securities laws. Diker did not acquire a seat on the Company’s board of directors in connection with its investment nor does Diker control or influence the policies or direction of management of the Company. Moreover, we do not believe that Diker’s holdings constitute beneficial ownership of 14% of the Company’s outstanding voting stock because Diker’s beneficial ownership is subject to a “blocker provision” which, in the absence of 61 days notice of termination, prevents Diker from acquiring beneficial ownership of more than 4.99% of the Company’s common stock.

The Company also believes that the number of shares held by non-affiliates, without giving effect to certain warrants, options, and conversions, is approximately 234 million on a pre-split basis (approximately 4.7 million post-split shares), as compared to the 188 million shares referenced in the staff’s comment.

3.
We note from the fee table that you seek to register 73,921,500 shares of common stock (1,478,434 post-split shares) issuable upon exercise of warrants issued in connection with the Series B-2 transaction. However, we also note on pages 16, 18, and 21, disclosure indicating 73,081,600 shares of common stock (1,461,632 post-split shares) upon the exercise of investor warrants issued in connection with the Series B-2 transaction. Please advise or revise.

RESPONSE: The differences between the amounts shown as being registered in the fee table and the amounts disclosed on the pages noted in the staff’s comment result from the following:

(a)      The amount in the fee table includes 9,135,900 shares (182,722 post-split shares) issuable upon exercise of warrants that were issued to selling agents who participated in the Series B-2 transaction, while disclosure of the issuance of these warrants is contained under “Other Warrants” in the table on page 18.

(b) The Company is not registering for resale the 8,296,000 shares (165,920 post-split shares) issuable upon exercise of warrants acquired in the Series B-2 transaction by officers and/or directors of the Company.

In view of the staff’s comments, we have revised the prospectus in Amendment No. 1 under Selling Security Holders to include a table which (a) discloses the shares issuable upon the exercise of the selling agent warrants, (b) discloses the shares purchased by directors of the Company that are not being registered and (c) reconciles the number of shares and warrants issued in each offering to the number of shares being registered.

4.
We also note from page 16 that 22,838 shares of Series B-2 Preferred stock is convertible into 228,380,000 shares (4,567,600 post-split shares) of common stock and you are registering 202,455,000 shares (4,049,100 post-split shares) of common stock issuable upon conversion of the Series B-2. Please advise the reason for the difference or revise.

RESPONSE: The Company is not registering the resale of 25,925,000 shares (518,500 post-split shares) issuable upon conversion of Series B-2 Preferred Stock that were issued to directors of the Company in the Series B-2 Offering.

5.
We note your reference to the Private Securities Litigation Reform Act. However, you appear to be a penny stock issuer and the safe harbor provisions of the PSLRA do not apply to you. Please remove this reference.

RESPONSE:  The Company is an issuer that has generated average revenues of at least $6 million for the past three fiscal years (revenues for the three years total approximately $148 million, with average revenues exceeding $49.3 million during that period). The Company, therefore, believes it is not a “penny stock” by reason of Rule 3(a)(51)-1(g)(2), and that it is entitled to the safe harbor protections of the PSLRA. We also note that following the Reverse Split and listing of our common stock on the Nasdaq Capital Market, the Company should not be considered a “penny stock” by reason of Rule 3(a)(51)-1(a)(2).

6.	You are not eligible under Form S-1 to forward incorporate by reference. Please revise your disclosure accordingly, in particular paragraph three.

RESPONSE: In view of the listing of the Company’s common stock on a national securities exchange and the Company’s eligibility to use Form S-3, we believe that the language permitting forward incorporation by reference is now appropriate.

7.	It appears you intend to incorporate by reference certain disclosure required by Form S-1. If so, in your next amendment, please list all of the reports required by Item 12(a) of Form S-1.

RESPONSE: Amendment No. 1 lists all of the reports required by Item 12(a) of Form S-1.

Selling Security Holders, page 21

8.
We have noted certain inconsistencies regarding the disclosure of shares being registered for resale. We note from the top of page 21 you are registering 420,679,212 shares of common stock consisting of 60,650,109 shares that are issued and outstanding, 202,455,000 shares issuable upon conversion of Series B-2 Preferred Stock, and 157,574,103 shares issuable upon exercise of outstanding common stock purchase warrants. On pages 21 and 22 you disclose the transactions that gave rise to these shares. Please provide disclosure (such as through a table) (i) that lists out specifically each transaction (March 2013 Offering, July 2013 Offering, October 2012 Offering etc.) that accounts for the shares listed in the bullets, and (ii) that shows how many shares from each transaction accounts for the amounts listed in the bullets. For instance, you should make clear which transactions and how many shares from each transaction account for the 60,650,109 shares issued and outstanding that are being registered for resale. Further, please make sure your revised disclosure in this section of the prospectus is consistent with the disclosure under Item 15.

RESPONSE: The Company has included the requested table in the Selling Security Holders section in Amendment No. 1 and, as noted in response to staff comment 14, the disclosure is consistent with the revised Item 15 that appears in Amendment No. 1.

March 2013 Offering of Common Stock and Common Stock Purchase Warrants, page 21

9.
You disclose at the bottom of page 21 that you sold a total of 31,403,659 shares (628,093 post-split shares) of common stock and 15,701,830 warrants for shares (314,055 post-split shares) of common stock, which is a total of 47,105,489 shares (942,148 post-split shares) of common stock issued or issuable. However, the disclosure states you are registering 45,834,559 shares (916,727 post-split shares) of common stock. Please advise the reason for the difference or revise.

RESPONSE: The difference is attributable to 847,294 shares (16,947 post-split shares) of common stock and warrants to purchase 423,636 shares (8,474 post-split shares) of common stock that were issued to directors of the Company who participated in the March 2013 Offering but are not being registered for resale.

July 2013 Offering of Common Stock and Common Stock Purchase Warrants, page 22

10.
You disclose at the top of page 22 that you sold a total of 18,853,504 shares (377,088 post-split shares) of common stock and warrants to purchase 9,426,752 shares (188,551 post-split shares) of common stock, which is a total of 28,280,256 shares (565,639 post-split shares) of common stock. However, the disclosure states you are registering 29,592,910 shares (593,050 post-split shares) of common stock. Please advise the reason for the difference or revise.

RESPONSE: The number of shares being registered (a) includes 1,497,746 shares (31,113 post-split shares) issuable upon the exercise of selling agent warrants issued as partial compensation in connection with the offering, and (b) excludes 123,396 shares (2,468 post-split shares) of common stock and 61,697 shares (1,234 post-split shares) issuable upon the exercise of warrants issued to a director of the Company who participated in the July 2013 Offering but are not being registered.

October 2012 Offering of Series B-1 Preferred Stock…, page 22

11.
The disclosure indicates you sold 22,013,915 warrants (440,345 post-split warrants) but are registering 21,095,108 shares (421,986 post-split shares) of common stock issuable upon exercise of those warrants. Please advise the reason for the difference or revise.

RESPONSE: The number of shares being registered (a) includes (i) 876,068 shares (17,543 post-split shares) issuable upon the exercise of warrants issued as partial compensation to the selling agents that assisted the Company with the offering, and (ii) 36,631 shares (733 post-split shares) issuable upon the exercise of warrants held by an employee of the Company; and (b) excludes 1,831,506 shares (36,635 post-split shares) issuable upon the exercise of warrants issued to directors of the Company who participated in the October 2012 Offering but are not being registered.

Selling Security Holders, page 22

12.	Please identify in the footnotes to the Selling Shareholder table the transactions that gave rise to those shares.

RESPONSE: The Company has, in Amendment No. 1, identified in the footnotes to the Selling Shareholder table the transactions that gave rise to the issuance of the shares being registered.

13.	Footnote 65 references Diker GP, LLC who appears to hold about 14% of your voting stock. Please disclose this material relationship in this section.

RESPONSE: Amendment No. 1 includes disclosure of the Company’s relationship with Diker.

Item 15. Recent Sales of Unregistered Securities, page

14.
Please revise your disclosure under Item 15 so that it is consistent with similar disclosure in your prospectus. For instance, on page 22 you state you are registering either 22,013,915 or 21,095,108 warrant shares under the October 2012 B-1 offering but on page 41 you state in October 2012 you sold 22,013,915 and 3,054,947 warrants for a total of 25,068,862 warrant shares.

RESPONSE: Item 15 has been revised in Amendment No. 1 to make the disclosure consistent with corresponding disclosure contained in the prospectus.

The Company trusts the foregoing sufficiently responds to the staff’s comments. If you have any further questions or comments, please contact the undersigned at (954) 331-2445 or via email at mgelberg@fusionconnect.com.

Sincerely,

/s/ Marc S. Gelberg
Marc S. Gelberg
Senior Vice President – Finance and Principal Accounting Officer

cc:	Matthew Rosen, CEO Rothstein Kass Steven I. Weinberger James Prenetta, Jr., General Counsel